Exhibit 12.1
SunGard Capital Corp.
SunGard Capital Corp. II
SunGard Data Systems Inc.
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in millions)

	Three Months Ended March 31,
	2010	2011
Fixed charges
Interest expense	$149	$127
Amortization of debt issuance costs and debt discount	11	10
Portion of rental expense representative of interest	20	20

Total fixed charges	$180	$157

Earnings
Income (loss) from continuing operations before income taxes	$(88)	$(75)

Fixed charges per above	180	157

Total earnings	$92	$82

Ratio of earnings to fixed charges	*	*

*	Earnings for the three months ended March 31, 2010 and 2011 were inadequate to cover fixed charges by $88 million and $75 million, respectively.